SECUR

18000661

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

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SEC FILE NUMBER
8-69743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orchard Platform Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

386 Park Avenue South, 3rd Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Orchard

386 Park Ave. South, 3rd Floor
New York, NY 10016

accounting@orchardplatform.com
orchardplatform.com

OATH OR AFFIRMATION

I, the principal officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Platform Markets, LLC as of February 23, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

JOSHUA SCHWADRON
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SC6175772
Qualified In New York County
My Commission Expires January 17, 2018 20

William Ullman
Name

Chief Executive Officer
Title

Signature

ORCHARD PLATFORM MARKETS, LLC

SEC I.D. No. 8-69743

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2017, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ORCHARD PLATFORM MARKETS, LLC
(SEC ID No. 8-69743)

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Orchard Platform Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Orchard Platform Markets, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 23, 2018

We have served as the Company's auditor since 2016

ORCHARD PLATFORM MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	
Cash	$ 1,141,769
FINRA deposit	1,965
Total assets	$ 1,143,734
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 51,672
Accrued expenses and other liabilities	130,360
Due to Parent	269,511
Total liabilities	451,543
Member's Equity	
Equity contributed by Parent	1,495,000
Accumulated deficit	(802,809)
Total Member's equity	692,191
Total liabilities and Member's equity	$ 1,143,734

See notes to the statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Orchard Platform Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015, and is a wholly owned single member LLC subsidiary of Orchard App, Inc. (the "Parent"). On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been approved by FINRA to utilize its proprietary software as an Alternative Trading System to automate the facilitation and execution of "many to many" transactions. The Company is structured to broker online lending transactions as an introducing broker. The company first engaged in brokerage activity in the first quarter of 2017, connecting its clients interested in transacting and facilitating the sale of multiple loan pools.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

The Company maintains its cash within a single account with Wells Fargo; a high credit quality financial institution fully insured by the Federal Deposit Insurance Corporation. The balance exceeds the federally insured limit of $250,000 for interest and noninterest bearing deposits per company.

FINRA Deposit

The Company deposits cash in a FINRA sponsored account used to cover FINRA registration and compliance costs. These costs are forecasted concurrently with the Company's compliance evaluations, and monies are transferred into the account in advance as needed.

Income Taxes

Income taxes are accounted for on the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2017, the Company had no uncertain tax positions. The Company's policy, if it had unrecognized tax benefits, is to recognize related accrued interest and penalties related to uncertain tax positions in operating expenses.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value due to their short term.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $690,226 which was $660,123 in excess of its required net capital of $30,103. The Company's aggregate indebtedness to net capital ratio was 0.65 to 1. The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i).

4. CONTINGENT LIABILITIES

Litigation - As of December 31, 2017 there were no matters that management believes will have a material adverse impact on the Company's statement of financial condition and hence no loss amount has been recorded in accordance with ASC 450-10, *Contingencies*.

5. INCOME TAXES

The Company is a single member limited liability company whose results of operations are included in the federal and state income tax filings of the Parent.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") became effective. Our accounting for the following elements of the Tax Act is complete. The Tax Act reduces the corporate tax rate to 21% effective January 1, 2018. Consequently, the Company has recorded approximately $89 thousand adjustment to its deferred tax assets as a result of the remeasurement and recorded a full valuation allowance against its deferred tax assets for the year ended December 31, 2017.

As of December 31, 2017, the Company has a deferred tax asset (DTA) of $262,195 which Management has fully reserved. The DTA is comprised of a net operating loss carryforward of $152,917 and other book to tax differences of $109,278. The NOL is subject to legislative expiration starting in the tax year 2037.

The Parent's income tax returns can be periodically examined by various tax authorities. In connection with tax audits and examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. The Parent regularly evaluates the likelihood of additional assessments that may result from these examinations and establishes liabilities, through income tax expense, for probable payment amounts that may result there. Such tax liabilities are adjusted as information becomes available or when an event requiring a change to these tax liabilities occurs. As of December 31, 2017, the Parent's U.S. federal, state and local income tax returns subsequent to fiscal 2014 remain open to examination.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2018, which is the date the statement of financial condition were available to be issued, for events requiring recording or disclosure in the financial statements.

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